UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-33765

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Yueda Digital Holding

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7545 Irvine Center Drive
Suite 200
Irvine, CA 92618
The United States
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Yueda Digital Holding (the “Company”) is filing this Amendment No. 1 on Form 6-K/A to amend its original report on Form 6-K, which was filed with the Securities and Exchange Commission on May 22, 2026 (the “Original 6-K”). The purpose of this Amendment is solely to correct certain inadvertent clerical errors and to update the annexes contained in Exhibit 99.1 to the Original 6-K.

Except as described above, the information contained in the Original Form 6-K remains unchanged.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Proxy Statement and Notice of Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yueda Digital Holding
Date: May 26, 2026	By:	/s/ Qirui Dou
	Name:	Qirui Dou
	Title:	Chief Executive Officer

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